PROLOGIS.

2013 ANNUAL REPORT

SUSTAINABLE GROWTH



PROLOGIS.

2013 ANNUAL REPORT

SHAREHOLDERS LETTER



Hamid R. Moghadam
Chairman and
Chief Executive Officer

PROLOGIS.

SHAREHOLDERS LETTER

DEAR FELLOW SHAREHOLDERS,

In 2013, we completed a plan that advanced our aspirations to be the leading global company in the real estate industry, measured by customer service, employee engagement and financial strength, and that paved the way for meaningful growth—growth supported by the strongest market conditions we have witnessed in a decade.

EARLY COMPLETION OF A POWERFUL PLAN

At completion of our merger in 2011, we established five strategic priorities to strengthen and simplify the new company. Our objectives were designed to make it easier for customers to do business with us and for our team to grow the company, both in profitability and in scale. We gave ourselves 10 quarters to reach our goals. We reached them in eight.

ALIGNING THE PORTFOLIO

Our plan was to refine the combined portfolio, aligning it with our investment strategy of increased allocation to global markets. We targeted "regional" properties for disposition and worked to exit "other" markets entirely in an orderly, measured approach. At the time of the merger, 79% of the portfolio was allocated to global markets. By year-end 2013, we increased that allocation to 85%, through a series of transactions focused on profitable sales of assets in non-strategic locations with proceeds redeployed into developments and acquisitions in target markets.

To provide a sense of scale and profitability, in 2013, we:

- sold or contributed $8.4 billion in assets at an average capitalization rate of 6.4%;
- started $1.8 billion of new developments at an estimated profit margin of more than 19%; and
- invested $2.4 billion in new properties and equity in six of our ventures.

Together, our 2013 transactions provided a more focused portfolio and grew our assets under management by 7.8%.

PROLOGIS

SHAREHOLDERS LETTER

IMPROVING ASSET UTILIZATION

To maximize the productivity of our assets, we needed to increase the occupancy of our portfolio, and put our land bank to work. Our global operations teams delivered outstanding results, leasing a record 152 million square feet of space in 2013. Their efforts drove global occupancy to 95.1% by year-end, with positive rent growth across all continents.

During the year, we monetized $450 million of land through development starts and third-party sales. We stabilized $1.4 billion of development projects with an estimated value creation margin of more than 30%. While development margins at this level are not sustainable, they do highlight the value of our land bank. Today we estimate the market value of our land is at least 20% greater than its book value.

STREAMLINING INVESTMENT MANAGEMENT

At the time of the merger, our combined private capital business was well regarded, but frankly, too complex. Our goal was to reduce the number of investment vehicles, each with a distinct focus, and to increase profitability. Specifically, we worked to create long-duration ventures, open-end funds and geographically focused public entities. These types of vehicles now represent approximately 90% of our investment management revenues, versus 68% at the merger.

Our approach enables us to tap capital in private markets as well as in public entities. 2013 examples include:

- our Japan-focused J-REIT, which completed its successful IPO and two secondary offerings;
- the launch of our $1 billion China Fund II with HIP China Logistics Investments; and
- the signed $1 billion joint venture with Norges Bank Investment Management for investment in Prologis assets in U.S. markets.

These successful ventures underscore the strength of our platform and partnerships. Today we have $17.9 billion of third-party assets under management—a number we expect to grow from private and public sources across our global platform.

PROLOGIS.

2013 ANNUAL REPORT

SHAREHOLDERS LETTER

STRENGTHENING OUR FINANCIAL POSITION

The realignment of our assets played a pivotal role in our ability to build a strong balance sheet. We reduced our look-through leverage, including preferreds, from 50% at the merger to approximately 37% at year end. Looking forward, we expect this metric to further decline. During 2013, our capital markets activity focused on refinancing our unsecured bonds. Our activity lowered our average interest rate by more than 100 basis points to 4.5%, and extended our weighted average maturity to more than six years. We reduced our exposure to foreign currency risk by increasing our U.S. net equity from 45% at the time of the merger to 77% at year-end. This strong financial position enhances our ability to fund our future growth.

BUILDING ORGANIZATIONAL EXCELLENCE

Our fifth objective was to build a highly effective and efficient organization, largely through systems implementations and the elimination of redundancies. Soon after the merger, we reduced our annual operating expenses by $115 million. General and administrative (G&A) expenses as a percentage of assets under management have decreased from 113 basis points at the plan's inception to 69 basis points at year-end 2013.

A NEW COMPANY WORTH A FRESH LOOK

Our team has built a strong foundation with the successful completion of our post-merger plan. We have an operating platform of unequaled scale and quality and an inspiring plan for future growth based on the following key elements:

First, we expect significant rent growth over the next four years. We have entered the "sweet spot" of the market cycle. The synchronized improvement we are seeing throughout our portfolio provides real visibility into market conditions. Demand is outpacing supply and is driving vacancy rates below historical lows. Market rents have substantial room to increase, as they remain significantly below replacement-cost-justified rents.

PROLOGIS.

SHAREHOLDERS LETTER

For example, in 2013, U.S. markets had net absorption of 233 million square feet of industrial space—the highest level since 2005. Despite this high level of demand, supply remains quite low. New deliveries totaled just 67 million square feet in 2013—significantly short of the 100 million square feet required each year just to replace obsolete stock.

The gap between supply and demand for space is the widest in history. This imbalance has pushed U.S. market vacancy below prior-cycle lows to 7.2%—well below the long-run historical market norm of 8%. Market conditions are also very strong in Latin America. Mexico continues to see growth both from domestic consumption and export activity. Brazil's largest markets continue to demonstrate strong demand for modern logistics space, given the lack of supply.

Europe is building on an early-stage recovery with improved year-over-year occupancy and higher effective rents. It is in Asia, however, where we see some of the strongest market conditions. In China, new space requirements from domestic retailers and e-commerce customers pushed portfolio occupancy to 98%. Japan continues to see tightening of vacancy rates and upward pressure on rents, with significant constraints on new development.

Second, we want to use our land bank, development expertise and global customer relationships to create substantial value through development. The key to a successful development program is having strategic land control. In this regard, we are in an excellent position. We have the potential to build approximately 200 million square feet of additional space, or about $10 billion in new development, at high incremental returns on capital. We will be prudent with our development, with starts averaging in the $2.5 billion range annually. We expect the value creation potential on this level of starts will average between $300 million and $400 million a year, across the cycle.

Third, our scale in existing markets allows us to grow with little incremental investment in overhead. Our platform is scaled for profitability, and our assets can grow by at least $10 billion with very small additions to G&A. Our acquisition pipeline is beginning to grow through proprietary opportunities, such as investing in our funds, and as more third-party transactions come to market.

We see several years of favorable market conditions, across our regions, pushing occupancies to levels last seen in the '90s, supporting our thesis of an extended period of rental and earnings growth.

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

SHAREHOLDERS LETTER

ACKNOWLEDGMENTS

On a closing note, I want to acknowledge and thank two remarkable executives who completed their planned transitions and took well-deserved retirements in 2013.

Guy Jaquier joined us at AMB 13 years ago, playing a critical role in establishing and expanding our business outside the United States. He developed and mentored our global acquisition teams and helped to build a logistics real estate portfolio of unparalleled quality. In Guy's most recent role as chief executive officer, Private Capital, he re-energized our investment management business, enhancing its appeal to investors and its benefit to Prologis shareholders.

Nancy Hemmenway joined AMB 13 years ago as a key member of our senior management team. She retired from Prologis as chief human resources officer, where she established herself as one of our most trusted advisors. Nancy's contributions and insights have been invaluable, whether guiding the human resources function or navigating our complex merger. She has put a lasting mark on our corporate culture.

As we look to the future, Prologis has a very straightforward plan—a plan for growth that capitalizes rental recovery, value creation and scale. Our planned growth is supported by a strong balance sheet, ample liquidity and the best logistics real estate fundamentals in more than a decade.

We are energized by our prospects and are grateful for your support and confidence.

Thank you,

Hamid R. Moghadam

Hamid R. Moghadam
Chairman and Chief Executive Officer
March 14, 2014

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

CHAIRMAN'S VIDEO



Hamid R. Moghadam, chairman and CEO, talks about the major accomplishments of 2013 and what is driving the company's plan for sustainable growth.

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

SENIOR LEADERSHIP

(left to right)

Hamid R. Moghadam
Chairman and
Chief Executive Officer

Thomas S. Olinger
Chief Financial Officer

Michael S. Curless
Chief Investment Officer

Edward S. Nekritz
Chief Legal Officer &
General Counsel

Diana L. Scott
Chief Human
Resources Officer

Eugene F. Reilly
Chief Executive Officer,
The Americas

Gary E. Anderson
Chief Executive Officer,
Europe & Asia



PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights



SUSTAINABLE GROWTH
RISING RENTS

PROLOGIS.

2013 ANNUAL REPORT

SUSTAINABLE GROWTH

RISING RENTS

We expect significant rent growth over the next four years. We have entered the "sweet spot" of the market cycle. The synchronized improvement we are seeing throughout our portfolio provides real visibility into market conditions. Demand is outpacing supply and is driving vacancy rates below historical lows. Market rents have substantial room to increase, as they remain significantly below replacement-cost-justified rents.

95.1%
occupied

152M
square feet leased in 2013

FFO Growth
all organic

PROLOGIS.

2013 ANNUAL REPORT


SUSTAINABLE GROWTH
CREATING VALUE THROUGH DEVELOPMENT

PROLOGIS.

2013 ANNUAL REPORT

SUSTAINABLE GROWTH

CREATING VALUE THROUGH DEVELOPMENT

We want to use our land bank, development expertise and global customer relationships to create substantial value through development. The key to a successful development program is having strategic land control. In this regard, we are in an excellent position. We have the potential to build approximately 200 million square feet of additional space, or about $10 billion in new development, at high incremental returns on capital. We will be prudent with our development, with starts averaging in the $2.5 billion range annually. We expect the value creation potential on this level of starts will average between $300 million and $400 million a year, across the cycle.

$1.8B
of development starts in 2013

$450M
of land monetized in 2013

30% Margin
on development stabilizations

PROLOGIS.

2013 ANNUAL REPORT

SUSTAINABLE GROWTH



EFFICIENCIES FROM EXPANDING SCALE

SUSTAINABLE GROWTH

EFFICIENCIES FROM EXPANDING SCALE

Our scale in existing markets allows us to grow with little incremental investment in overhead. Our platform is scaled for profitability, and our assets can grow by at least $10 billion with virtually no additions to G&A. Our acquisition pipeline is beginning to grow through proprietary opportunities, such as investing in our funds, and as more third-party transactions come to market.

21
operating countries

4,500
customers across the globe

$4.1B
of third-party equity raised in 2013

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

2013 marked the earliest foundations of Prologis 30 years ago. The company has become a global leader in real estate built for sustainable growth. Watch the above video and learn more about significant moments in our history at the **30th Anniversity website**.

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS ESTABLISHES REAL ESTATE INVESTMENT TRUST IN JAPAN

Read More



9.6M
square feet (890,000 SQM) of total space

$2B
(JPY 173B) in appraised value of assets

3.4 Years
average weighted age of properties

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS SIGNS ONE MILLION SQUARE FOOT BUILD-TO-SUIT WITH AMAZON.COM

Read More


amazon.co.uk

90 Acre
development project

1M+
square feet fulfillment center

8th
global market served for Amazon

PROLOGIS

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS AND NORGES BANK INVESTMENT MANAGEMENT CLOSE €2.4 BILLION JOINT VENTURE IN EUROPE

Read More



195 Class-A
logistics facilities

49M
square feet (4.5 MSM) stabilized portfolio

50/50
partnership

PROLOGIS.

2013 ANNUAL REPORT

NEWS

PROLOGIS CONCLUDES PROLOGIS NORTH AMERICAN INDUSTRIAL FUND III

Read More



82
property fund across the Untied States

8.1M
square feet of the portfolio acquired by Prologis

95.4%
occupancy at Prologis acquired properties

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS TO DEVELOP 700,000 SQUARE FEET IN THE UNITED KINGDOM

Read More



165,000
square foot build-to-suit agreement with Hi Logistics

535,000
square feet of speculative development

3
properities designed to achieve BREEAM accreditation

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 **SEP 23** OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS SIGNS 576,000 SQUARE FOOT BUILD-TO-SUIT IN BRAZIL

Read More



BTS
agreement with Walmart.com Brazil

576,000
square foot (535,000 SQM) distribution center

4.9M
square feet (455,220 SQM) total capacity at Cajamar I and II

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS RAISES €450 MILLION ($610 MILLION) FOR PROLOGIS EUROPEAN PROPERTIES FUND II

Read More



220+
properties owned by PEPF II as of June 30, 2013

5.2M
square meters (55.5 MSF) of total space

12
European countries withproperties owned by PEPF II

PROLOGIS

2013 ANNUAL REPORT

NEWS

PROLOGIS ANNOUNCES NIPPON PROLOGIS REIT'S ISSUANCE OF NEW INVESTMENT UNITS

Read More



JPY 32B
($324 million) in investment units issued

2.6M
square feet (242,000 SQM) of total space

4
Class-A properties to be acquired

PROLOGIS

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 **NOV 11** DEC 23

PROLOGIS LAUNCHES CHINA JOINT VENTURE WITH CAPACITY OVER USD $1 BILLION

Read More



$588M
of committed equity

$1B+
potential investment capacity

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

NEWS

30 YEARS | JAN 10 JAN 22 MAR 19 AUG 7 SEP 4 SEP 23 OCT 1 NOV 5 NOV 11 DEC 23

PROLOGIS FORMS $1 BILLION JOINT VENTURE WITH NORGES BANK INVESTMENT MANAGEMENT IN THE UNITED STATES

Read More



66
logistics facilities in stabilized portfolio

12.8M
square feet of space across the U.S.

55/45
joint venture (55% Prologis, 45% NBIM)

PROLOGIS.

FINANCIAL HIGHLIGHTS

REVENUE FFO (BASIC) FFO (DILUTED) EARNINGS DIVIDENDS

REVENUE SUMMARY (IN THOUSANDS)



2013
$1,750,486
2012
$1,960,518
2011
$1,421,771

AMB and Prologis completed the merger (the "Merger") on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see Prologis' Annual Report on Form 10-K for the year ended December 31, 2013 (the "2013 Form 10-K").

PROLOGIS.

2013 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

FFO PER SHARE/UNIT (BASIC)



2013
$1.76
2012
$1.20
2011
$1.11

AMB and Prologis completed the Merger on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see the 2013 Form 10-K. FFO per share/unit (basic) is a non-GAAP measurement. Please see the 2013 Form 10-K for a discussion of FFO and a reconciliation of FFO to net earnings (loss).

PROLOGIS

FINANCIAL HIGHLIGHTS

FFO PER SHARE/UNIT (DILUTED)



2013
$1.73
2012
$1.19
2011
$1.10

AMB and Prologis completed the Merger on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see the 2013 Form 10-K. FFO per share/unit (diluted) is a non-GAAP measurement. Please see the 2013 Form 10-K for a discussion of FFO and a reconciliation of FFO to net earnings (loss).

PROLOGIS.

2013 ANNUAL REPORT

Shareholders Letter

Chairman's Video

Leadership

Sustainable Growth

News

Financial Highlights

FINANCIAL HIGHLIGHTS

REVENUE FFO (BASIC) FFO (DILUTED) **EARNINGS** DIVIDENDS

EARNINGS PER SHARE (BASIC)



2013
$0.65
2012
($0.18)
2011
($0.51)

AMB and Prologis completed the Merger on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share and earnings per share presented in this Annual Report reflect such measures for legacy ProLogis through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see the 2013 Form 10-K.

FINANCIAL HIGHLIGHTS

DIVIDENDS PER COMMON SHARE/UNIT


2013
$1.12
2012
$1.12
2011
$1.06

AMB and Prologis completed the Merger on June 3, 2011. As Prologis was the accounting acquirer in the Merger, revenue, FFO per share, earnings per share and dividends per share presented in this Annual Report reflect such measures for legacy ProLogis through the date of the Merger and for the combined company from the date of the Merger going forward. Relative to the financial information, please see the 2013 Form 10-K.